Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE TO PURCHASE THE EXPLORATION ASSETS OF CANADIAN MALARTIC CORPORATION; INCLUDING THE KIRKLAND LAKE AND HAMMOND REEF GOLD PROJECTS

Toronto (December 21, 2017) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today announced that it has agreed to acquire all of the Canadian exploration assets of Canadian Malartic Corporation (“CMC”), including the Kirkland Lake and Hammond Reef Gold projects (the “Transaction”). CMC is a corporation 50-50 owned and operated by Agnico Eagle and Yamana Gold Inc. (“Yamana”). The Transaction is being structured as an asset deal, whereby Agnico Eagle will acquire all of Yamana’s indirect 50% interest in the Canadian exploration assets of CMC, giving Agnico Eagle 100% ownership of CMC’s interest in the assets on closing of the Transaction. The effective purchase price after the distribution of the sale proceeds by CMC to its shareholders will be US$162.5 million in cash. The Transaction will not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway, and East Amphi, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Canadian Malartic General Partnership (“Canadian Malartic GP”).

“The purchase of the CMC asset portfolio enhances our longer-term development pipeline, and provides us with potential production growth post our current mine buildout in Nunavut”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer. “The Kirkland Lake property package enhances our current mineral reserves and offers near-term exploration upside, while the Hammond Reef project provides good optionality to a potential rise in the gold price”, added Mr. Boyd.

Under the proposed Transaction, Agnico Eagle will acquire 100% of CMC’s Canadian exploration assets located in Ontario and Quebec, other than CMC’s interests in Canadian Malartic GP and the Canadian Malartic mine. CMC’s principal Canadian exploration assets include the Kirkland Lake and the Hammond Reef Gold projects, as well as additional mining claims and assets located in Ontario and Quebec. The Kirkland Lake project covers approximately 27,291 hectares in northeastern Ontario and mineral reserves and mineral resources have been outlined on several properties. Key deposits in the Kirkland Lake area include: Upper Beaver, Anoki and McBean, Amalgamated Kirkland (AK) and Upper Canada. Hammond Reef is an advanced stage gold project covering approximately 31,145 hectares in northwestern Ontario. The project contains well defined mineral resources.

Additional details on the mineral reserves and mineral resources being acquired by Agnico Eagle are presented in the table at the end of the news release.

In connection with the proposed Transaction, Agnico Eagle, CMC and Yamana have entered into an asset purchase agreement (the “Agreement”). The parties have agreed to work expeditiously towards closing of the Transaction, which is anticipated to occur by March 31, 2018 in respect of those assets which CMC can then convey with subsequent closings thereafter as CMC obtains the requisite consents to transfer. The Transaction is subject to notification under the Competition Act (Canada) and the receipt of government, First Nations and other third party consents. Under the Agreement, if Agnico Eagle sells any of the Kirkland Lake and Hammond Reef properties during the 24 month period from the date of the Agreement, Yamana will participate in any increase in net proceeds received by Agnico Eagle in the sale.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at December 21, 2017. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “indicate”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements relating to Agnico Eagle’s acquisition of CMC’s Canadian exploration properties and the closing timing and arrangements for the proposed Transaction; information concerning estimates of mineral reserves and mineral resources and similar information; statements as to the projected exploration and development of the projects, including estimates of exploration, development and production and other costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding the Company’s, Yamana’s or CMC’s ability to obtain the necessary consents and authorizations in connection with the proposed transaction. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to the Kirkland Lake and Hammond Reef projects has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Daniel Doucet, Eng., Senior Corporate Director, Reserve Development. Each of them is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

NOTES: Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Please refer to the Company press release dated February 15, 2017 and the Company’s Annual Information Form for the year ended December 31, 2016, for further details on mineral reserves and mineral resources. The scientific and technical information regarding the mineral reserve and mineral resource estimates set out in this table has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development of the Company, a “qualified person” as defined by NI 43-101.

The mineral reserve and mineral resource estimates in this table represent the 50% portion being acquired by Agnico Eagle. CMC owns and manages the Upper Beaver, AK and Anoki/McBean projects in Kirkland Lake, northeastern Ontario, and the Hammond Reef project in northwest Ontario. The mineral reserve estimate for the Upper Beaver project as of December 31, 2016 used the following assumptions: US$1,200 per ounce gold; US$2.75 per pound copper; a foreign exchange rate of C$1.25 per US$1.00; and a C$125/tonne net smelter return (NSR) cut-off value. The mineral resource estimates for the Upper Beaver project used an NSR cut-off of C$95/tonne, which represents approximately 75% of the mineral reserve cut-off value. The mineral resource estimate for the AK project used the following assumptions: US$1,200 per ounce of gold; operating cost of US$80 to US$100/tonne; and a cut-off grade of 2.5 g/t gold. The mineral resource estimate for the Anoki/McBean project used the following assumptions: US$1,200 per ounce of gold; operating cost of US$120/tonne; and a cut-off grade of 2.5 g/t gold. The mineral resource estimate for the Hammond Reef project used the following assumptions: US$1,400 per ounce of gold; operating cost of US$11.27/tonne; and a cut-off grade of 0.32 g/t gold for the West Pit, and 0.34 g/t gold for the East Pit.

Notes to US Investors Regarding Mineral Reporting Standards

Each of Agnico Eagle and CMC prepare their mineral reserve and mineral resource estimates in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources and mineral reserves in this news release are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. For United States reporting purposes, the SEC applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. In addition, the SEC does not recognize the terms “measured resources”, “indicated resources” and “inferred resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.